SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            ------------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)


                               (Amendment No. 4 )1


    Molecular Diagnostics, Inc. (formerly known as Bell National Corporation)
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                       60851R-10-4 (formerly 032065-10-4)
--------------------------------------------------------------------------------
                                 (CUSIP Number)


Alexander M. Milley, 3600 Rio Vista Avenue, Suite A, Orlando, Florida 32805
                                 (407) 849-1090
--------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)


                                 August 17, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ]

         Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               Page 1 of 35 Pages

                      The Exhibit Index appears on page 14

--------------------------------------

         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------------------------                  -------------------------
CUSIP No.           60851R-10-4                            Page 2 of 35 Pages
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Alexander M. Milley
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [ ]
                                                                    (b)  [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         N/A
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(E)                          [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
--------------------------------------------------------------------------------
NUMBER OF                            7      SOLE VOTING POWER
SHARES                                                               2,868,141**
BENEFICIALLY                                ------------------------------------
OWNED BY                             8      SHARED VOTING POWER
EACH REPORT-                                                         3,381,250**
ING PERSON                                  ------------------------------------
WITH                                 9      SOLE DISPOSITIVE POWER
                                                                     2,868,141**
                                            ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                                                     3,381,250**
                                            ------------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         6,249,391**
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                                        [X]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         16.59%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

**   Includes: shares held by other persons joining in this filing.

                                  SCHEDULE 13D

-------------------------------------                  -------------------------
CUSIP No.           60851R-10-4                            Page 3 of 35 Pages
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Winchester National, Inc.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [ ]
                                                                    (b)  [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         N/A
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(E)                          [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
NUMBER OF                            7      SOLE VOTING POWER
SHARES                                                                 148,655
BENEFICIALLY                                ------------------------------------
OWNED BY                             8      SHARED VOTING POWER
EACH REPORT-                                                               -0-
ING PERSON                                  ------------------------------------
WITH                                 9      SOLE DISPOSITIVE POWER
                                                                       148,655
                                            ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                                                           -0-
                                            ------------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         148,655
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                                        [X]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.43%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

-------------------------------------                  -------------------------
CUSIP No.           60851R-10-4                            Page 4 of 35 Pages
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Milley Management Incorporated
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [ ]
                                                                    (b)  [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         N/A
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(E)                          [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
NUMBER OF                            7      SOLE VOTING POWER
SHARES                                                                 503,333
BENEFICIALLY                                ------------------------------------
OWNED BY                             8      SHARED VOTING POWER
EACH REPORT-                                                         1,739,667**
ING PERSON                                  ------------------------------------
WITH                                 9      SOLE DISPOSITIVE POWER
                                                                       503,333
                                            ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                                                     1,739,667**
                                            ------------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,243,000**
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                                        [X]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.45%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

**   Consists of shares held by Cadmus Corporation.

                                  SCHEDULE 13D

-------------------------------------                  -------------------------
CUSIP No.           60851R-10-4                            Page 5 of 35 Pages
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Cadmus Corporation
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [ ]
                                                                    (b)  [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         WC & AF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(E)                          [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Massachusetts
--------------------------------------------------------------------------------
NUMBER OF                            7      SOLE VOTING POWER
SHARES                                                               1,739,667
BENEFICIALLY                                ------------------------------------
OWNED BY                             8      SHARED VOTING POWER
EACH REPORT-                                                               -0-
ING PERSON                                  ------------------------------------
WITH                                 9      SOLE DISPOSITIVE POWER
                                                                     1,739,667
                                            ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                                                           -0-
                                            ------------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,739,667
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                                        [X]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.00%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

-------------------------------------                  -------------------------
CUSIP No.           60851R-10-4                            Page 6 of 35 Pages
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Robert C. Shaw
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [ ]
                                                                    (b)  [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         N/A
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(E)                          [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
--------------------------------------------------------------------------------
NUMBER OF                            7      SOLE VOTING POWER
SHARES                                                                 570,417
BENEFICIALLY                                ------------------------------------
OWNED BY                             8      SHARED VOTING POWER
EACH REPORT-                                                               -0-
ING PERSON                                  ------------------------------------
WITH                                 9      SOLE DISPOSITIVE POWER
                                                                       570,417
                                            ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                                                           -0-
                                            ------------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         570,417
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                                        [X]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.65%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

-------------------------------------                  -------------------------
CUSIP No.           60851R-10-4                            Page 7 of 35 Pages
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         ELXSI Corporation
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [ ]
                                                                    (b)  [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         N/A
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(E)                          [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
NUMBER OF                            7      SOLE VOTING POWER
SHARES                                                                     -0-
BENEFICIALLY                                ------------------------------------
OWNED BY                             8      SHARED VOTING POWER
EACH REPORT-                                                               -0-
ING PERSON                                  ------------------------------------
WITH                                 9      SOLE DISPOSITIVE POWER
                                                                           -0-
                                            ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                                                           -0-
                                            ------------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         -0-
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                                        [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

-------------------------------------                  -------------------------
CUSIP No.           60851R-10-4                            Page 8 of 35 Pages
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Azimuth Corporation
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [ ]
                                                                    (b)  [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         WC & BK
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(E)                          [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
NUMBER OF                            7      SOLE VOTING POWER
SHARES                                                               3,381,250
BENEFICIALLY                                ------------------------------------
OWNED BY                             8      SHARED VOTING POWER
EACH REPORT-                                                               -0-
ING PERSON                                  ------------------------------------
WITH                                 9      SOLE DISPOSITIVE POWER
                                                                     3,381,250
                                            ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                                                           -0-
                                            ------------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,381,250
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                                        [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.06%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

         Alexander M. Milley ("AMilley"), Winchester National, Inc., a Delaware corporation ("WNI"), Robert C. Shaw ("RShaw"), Milley Management Incorporated, a Delaware corporation ("MMI"), Cadmus Corporation, a Massachusetts corporation ("Cadmus"), and ELXSI Corporation, a Delaware corporation ("ELXSI"), hereby amend their statement on Schedule 13D dated September 15, 1989 (the "Original Statement"), as amended by Amendment No. 1 to the Original Statement dated November 10, 1989 ("Amendment No. 1"), and by Amendment No. 2 to the Original Statement dated November 27, 1989 ("Amendment No. 2"), and by Amendment No. 3 to the Original Statement dated December 4, 1998 ("Amendment No. 3"; and the Original Statement as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3, the "Amended Statement"), filed with respect to the Common Stock, $.001 par value (the "Common Stock"), of Molecular Diagnostics, Inc. (formerly known as Ampersand Medical Corporation, a Delaware corporation, and Bell National Corporation, a California corporation) (the "Issuer"). In addition, Azimuth Corporation, a Delaware corporation ("Azimuth"), is joining in this Amendment No. 4 to the Amended Statement.

         Each of the Original Statement, Amendment No. 1, Amendment No. 2 and Amendment No. 3 (the "Prior Filings") was executed and filed by AMilley, WNI and RShaw jointly with other persons and entities, in accordance with Rule 13d-1(k)(1) (then, Rule 13d-1(f)(1)) promulgated under the Securities Exchange Act of 1934, as amended (the "Act"). This Amendment No. 4 relates solely to AMilley, WNI, MMI, Cadmus, RShaw, ELXSI and Azimuth (the "Amendment No. 4 Filers") and does not relate to any of such other persons or entities who joined in the Prior Filings. Each Amendment No. 4 Filer hereby disclaims any responsibility for: (i) the filing of any statements or other information required under Section 13(d) of the Act and Regulation 13D-G promulgated thereunder relating to any of such other persons or entities, (ii) the timeliness of the filing of any such statement or other information, and (iii) the completeness and accuracy of any such statement or other information.

         This Amendment No. 4 is being filed in order to report that:

1. On February 1, 1999, Cadmus purchased 7,100 shares of Common Stock in an open market trade for an aggregate purchase price of $4,884.80, or $0.688 per share.

2. On May 27, 1999, the Issuer granted to RShaw options under its 1999 Equity Incentive Plan (the "1999 Plan") to purchase 20,000 shares of Common Stock at an exercise price of $.3937 per share. These options were 100% vested as to all of the underlying shares on the date of grant.

3. On May 27, 1999, the Issuer granted to AMilley options under the 1999 Plan to purchase 20,000 shares of Common Stock at an exercise price of $.3937 per share. These options were 100% vested as to all of the underlying shares on the date of grant.

4. On November 25, 1999, Cadmus purchased 220,000 shares of Common Stock from AMilley in consideration of the reduction of previously-incurred debt of AMilley to Cadmus, at $0.50 per share (being the approximate market value thereof at such date).

5. On November 30, 1999, Azimuth purchased 250,000 shares of Common Stock from the Issuer for an aggregate purchase price of $50,000, or $0.20 per share.

6. On December 10, 1999, the Issuer issued to Azimuth a warrant to purchase 50,000 shares of Common Stock, at an exercise price of the lesser of $.33 per share or 85% of the closing price of the Common Stock as quoted on the OTC Bulletin Board on the date such warrant was issued, expiring December 10, 2004. This warrant was issued to Azimuth as additional consideration for a loan, in the principal amount of $50,000, made by Azimuth to the Issuer on December 10, 1999 and evidenced by the Issuer's $50,000 Senior Convertible Promissory Note, which is also referred to in item no. 7 immediately below.

7. On February 22, 2000, the Issuer issued to Azimuth 256,250 shares of Common Stock upon its conversion of the Issuer's $50,000 Senior Convertible Promissory Note dated December 10, 1999.

8. On May 23, 2000, the Issuer granted to RShaw options under the 1999 Plan to purchase 50,000 shares of Common Stock at an exercise price of $2.75 per share. These options were 100% vested as to all of the underlying shares on the date of grant.

9. On May 23, 2000, the Issuer granted to AMilley options under the 1999 Plan to purchase 50,000 shares of Common Stock at an exercise price of $2.75 per share. These options were 100% vested as to all of the underlying shares on the date of grant.

10. On December 1, 2000, the Issuer issued to Azimuth a warrant to purchase 50,000 shares of Common Stock, at an exercise price of $0.937 per share, expiring December 1, 2005. This warrant was issued to Azimuth as additional consideration for a loan, in the principal amount of $200,000, made by Azimuth to the Issuer on December 1, 2000 and evidenced by a $200,000 promissory note due on December 31, 2000. Since the loan was not repaid when due, by the terms of such promissory note the Issuer was required to, and did issue to Azimuth, during August 2001, an additional warrant to purchase 25,000 shares of Common Stock, at an exercise price of $0.01 per share, expiring February 1, 2006.

11. On December 8, 2000, the Issuer issued to Azimuth a warrant to purchase 1,000,000 shares of Common Stock, at an exercise price of $1.25 per share, expiring December 8, 2005. This warrant was issued to Azimuth as additional consideration for a loan, in the principal amount of $100,000, made by Azimuth to the Issuer on December 8, 2000.

12. During August 2001, the Issuer issued to Azimuth a warrant to purchase 1,000,000 shares of Common Stock, at an exercise price of $0.25 per share, expiring February 7, 2006. This warrant was issued to Azimuth as additional consideration for a loan, in the principal amount of $470,000, made by Azimuth to the Issuer on February 7, 2001.

13. On March 31, 2001, Cadmus purchased 10,000 shares of Common Stock from ELXSI for an aggregate purchase price of $41,880, or $4.188 per share.

14. During August 2001, the Issuer issued to Cadmus a warrant to purchase 250,000 shares of Common Stock, at an exercise price of $1.00 per share, expiring July 26, 2006. This warrant was issued to Cadmus as additional consideration for a loan, in the principal amount of $100,000, made by Cadmus to the Issuer on July 26, 2001 and evidenced by a $100,000 promissory note due on September 22, 2001.

15. During August 2001, the Issuer issued to Azimuth a warrant to purchase 500,000 shares of Common Stock, at an exercise price of $1.00 per share, expiring on July 26, 2006. This warrant was issued to Azimuth in connection with the waiver by Azimuth of its conversion rights under a $500,000 promissory note issued to Azimuth by the Issuer on September 22, 2000 and due September 22, 2001.

16. During August 2001, the Issuer issued to Azimuth a warrant to purchase 250,000 shares of Common Stock, at an exercise price of $1.00 per share, expiring August 6, 2006. This warrant was issued to Azimuth as additional consideration for a loan, in the principal amount of $100,000, made by Azimuth to the Issuer on August 6, 2001 and evidenced by a $100,000 promissory note due on September 22, 2001.

17. The December 1998 purchase by Cadmus of 5,000 shares of Common Stock in an open market transaction that was reported in item no. 8 of the third narrative paragraph of Amendment No. 3 (and defined therein as the "Cadmus 1998 Market Purchase") was inadvertently reported in error. This transaction did not take place. Accordingly, the number of shares of Common Stock that should have been reported as being beneficially owned by Cadmus as of the date thereof was 1,252,567 (or 5,000 shares less than the number reported therein).

         Except as set forth herein, there has been no material change in the facts set forth in the Amended Statement. Items and sub-items not expressly addressed herein are inapplicable with respect to the Amendment No. 4 Filers, or the responses to them with respect to the Amendment No. 4 Filers either are negative or have not changed from those of the Amended Statement.

Item 1.  Security and Issuer
         -------------------

         The Amended Statement and this Amendment No. 4 relate to the Common Stock, $.001 par value (the "Common Stock"), of Molecular Diagnostics, Inc., a Delaware corporation (the "Issuer"). The Issuer is a successor in interest to Ampersand Medical Corporation, a Delaware corporation, and Bell National Corporation, a California corporation ("Bell"), which was its name at the time of the filing of the Amendment No. 3. Also at such time, the Common Stock that is the subject of the Amended Statement was Bell's Common Stock, no par value, whose CUSIP No. was 032065-10-4. The Issuer's principal executive offices are now located at 414 North Orleans Street, Suite 510, Chicago, Illinois 60610.

Item 2.  Identity and Background
         -----------------------

         The persons joining in this filing are: (1) Alexander M. Milley, a natural person ("AMilley"); (2) Winchester National, Inc., a Delaware corporation ("WNI"); (3) Milley Management Incorporated, a Delaware corporation ("MMI"); (4) Cadmus Corporation, a Massachusetts corporation ("Cadmus"); (5) Robert C. Shaw, a natural person ("RShaw"); (6) ELXSI Corporation, a Delaware corporation ("ELXSI"); and (7) Azimuth Corporation, a Delaware corporation ("Azimuth"). Each of AMilley, WNI, MMI, Cadmus and RShaw had joined in Amendment No. 3 and information identity and background with respect to such persons and entities is set in Item 2 forth therein.

         Although Azimuth is not one of the entities that (heretofore) was joined in the Amended Statement, identity and background information with respect to Azimuth, and its directors and executive officers (who are identified in the following sentence), is also set forth in Item 2 of Amendment No. 3, and such information is accurate in all material respects as of the date hereof and is hereby incorporated herein by reference. The directors and executive officers of Azimuth are AMilley, RShaw, Steven D. Hollopeter and David M. Doolittle.

         During the last five years, none of the foregoing persons or entities:
(i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------

         Of the transactions listed in the third narrative paragraph of this Amendment No. 4, only those described in items 1, 4, 5, 6, 10, 11, 12, 13, 14, 15 and 16 therein involved the payment or transfer of funds or other consideration for the purchase or other acquisition shares of Common Stock.

         Cadmus was the purchasing/acquiring entity in the transactions described in items 1, 4, 13 and 14 of the third narrative paragraph herein. The source of the $4,884.80 of funds for Cadmus's purchase described in said item 1 was its own working capital, and this was also the source of funds for Cadmus's $100,000 loan made to the Issuer described in said item 14. In the transaction described in said item 13, ELXSI accepted

Cadmus's promise to pay the $41,880 of aggregate consideration for the subject 10,000 shares of Common Stock. In the transaction described in said item 4, Cadmus accepted 220,000 shares of Common Stock from AMilley in satisfaction of $50,000 of previously-incurred debt of AMilley to Cadmus.

         Azimuth was the purchasing/acquiring entity in the transactions described in items 5, 6, 10, 11, 12, 15 and 16 of the third narrative paragraph herein. The source of the funds for the $50,000 in equity investments in, and $1,420,000 of loans to, the Issuer described therein were intercompany loans made to Azimuth by its wholly-owned subsidiaries: Contempo Design, Inc. and Delaware Electro Industries, Inc. These subsidiaries obtained such funds from a combination of their own working capital and advances made to them under their existing bank credit agreement with Fleet Capital Corporation.

Item 4.  Purpose of Transaction
         ----------------------

         The purpose of the stock option grants to RShaw and AMilley described in items 2, 3, 8 and 9 of the third narrative paragraph of this Amendment No. 4 was to further the intent and purposes of the 1999 Plan.

         The purpose of Cadmus's purchases of an aggregate of 237,100 shares of Common Stock described in items 1, 4 and 13 of the third narrative paragraph of this Amendment No. 4 was to increase Cadmus's investment in the Issuer at times when shares of Common Stock were available to it at what it considered to be favorable prices. The purpose of the $100,000 loan to the Issuer described in item 14 of the third narrative paragraph herein was to satisfy the Issuer's request for such loan; this Issuer issued the warrant described therein to help induce Cadmus to make such loan.

         The purpose of Azimuth's purchase of 250,000 shares of Common Stock described in items 5 of the third narrative paragraph of this Amendment No. 4 was to satisfy the Issuer's request for an equity investment in that amount. The purpose of the loans described in items 6, 10, 11, 12, 15 and 16 of the third narrative paragraph herein was to satisfy the Issuer's request for such loans; this Issuer issued the warrants described therein to help induce Cadmus to make (or, in the case of said item 15, maintain) such loans.

         From time to time after the date hereof, any one or more of the Amendment No. 4 Filers may purchase or acquire additional shares of Common Stock (or warrants or options to purchase additional shares of Common Stock); however, there are currently no definitive plans or proposals to do so.

         Except as set forth above, none of the Amendment No. 4 filers has any plans or proposals which relate to or would result in any of the following:

         (a) The acquisition by any person of additional securities of the Issuers, or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;

         (g) Changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

         (j)   Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer
         ------------------------------------

         (a) AMilley. The aggregate number of shares of Common Stock beneficially owned by AMilley is 6,249,391. Of these shares: (i) 406,486 are outstanding shares held by AMilley; (ii) 148,655 are outstanding shares held by WNI; (iii) 503,333 are outstanding shares held by MMI; (iv) 1,489,667 are outstanding shares held by Cadmus and 250,000 shares are issuable upon exercise of warrants held by Cadmus; (v) 506,250 are outstanding shares held by Azimuth and 2,875,000 shares are issuable upon exercise of warrants held by Azimuth; and
(vi) 70,000 shares are issuable upon exercise of fully vested options granted by the Issuer to AMilley. On a percentage basis these shares represent approximately 16.59% of the outstanding shares of the Common Stock (calculated and determined in accordance with Rule 13d-3(d)(1) under the Act). See sub-item 5(b) below for disclosure of the relationship between AMilley and each of WNI, MMI, Cadmus and Azimuth.

               WNI. The aggregate number of shares of Common Stock beneficially owned by WNI is 148,655, all of which are outstanding shares held by WNI. On a percentage basis these shares represent approximately 0.43% of the outstanding shares of the Common Stock (calculated and determined in accordance with Rule 13d-3(d)(1) under the Act).

               MMI. The aggregate number of shares of Common Stock beneficially owned by MMI is 2,243,000. Of these shares: (i) 503,333 are outstanding shares held by MMI; (ii) 1,489,667 are outstanding shares held by Cadmus; and (iii) 250,000 are shares issuable upon exercise of warrants held by Cadmus. On a percentage basis these shares represent approximately 6.45% of the outstanding shares of the Common Stock (calculated and determined in accordance with Rule 13d-3(d)(1) under the Act). See sub-item 5(b) below for disclosure of the relationship between MMI and Cadmus.

               Cadmus. The aggregate number of shares of Common Stock beneficially owned by Cadmus is 1,739,667, 1,489,667 of which are outstanding shares held by Cadmus and 250,000 of which are issuable upon exercise of warrants held by Cadmus. On a percentage basis these shares represent approximately 5.00% of the outstanding shares of the Common Stock (calculated and determined in accordance with Rule 13d-3(d)(1) under the Act).

               RShaw. The aggregate number of shares of Common Stock beneficially owned by RShaw is 570,417, 500,417 of which are outstanding shares held by RShaw and 70,000 of which are issuable upon exercise of fully vested options granted by the Issuer to RShaw. On a percentage basis these shares represent approximately 1.65% of the outstanding shares of the Common Stock (calculated and determined in accordance with Rule 13d-3(d)(1) under the Act).

               ELXSI. ELXSI no longer holds or beneficially owns any shares of Common Stock (or any warrants, options or other rights to purchase or acquire shares of Common Stock or other equity securities of the Issuer).

               Azimuth. The aggregate number of shares of Common Stock beneficially owned by Azimuth is 3,381,250, 506,250 of which are outstanding shares held by Azimuth and 2,875,000 of which are issuable upon exercise of warrants held by Azimuth. On a percentage basis these shares represent approximately 9.06% of the outstanding shares of Common Stock (calculated and determined in accordance with Rule 13d-3(d)1 under the Act).

         (b) Each of AMilley, WNI, Cadmus and Azimuth has the sole power to vote and to direct the vote, and the sole power to dispose of and to direct the disposition of, the shares of Common Stock reported hereinabove as being held by such Amendment No. 4 Filer, except as otherwise indicated below. MMI does not directly hold the 1,739,667 shares of Common Stock reported herein as being held by Cadmus but, inasmuch as MMI is a controlling stockholder of Cadmus, MMI may be deemed to share the power to vote and to direct the vote, and to share the power to dispose of and to direct the disposition of, the shares of Common Stock reported hereinabove as being held by Cadmus, and consequently MMI may be deemed to be the beneficial owner of the shares of Common Stock reported hereinabove as being held by Cadmus. AMilley's beneficial ownership of shares held (or subject to warrants held) by: (i) WNI arises solely from his capacity as director, President and sole stockholder thereof; (ii) MMI and Cadmus arises solely from his capacity as sole director, President and majority stockholder of MMI and his capacity as a director, President and (indirectly, through MMI) a controlling shareholder of Cadmus; and (iii) Azimuth arises solely from his capacity as the Chairman of the Board, President and a controlling stockholder thereof. This filing shall not be construed as an admission that any of the Amendment No. 4 Filers is otherwise, for purposes of Section 13 of the Act or otherwise, the beneficial owner of the shares of Common Stock of the Issuer reported herein as being held by any other Amendment No. 4 Filer, and each Amendment No. 4 Filer hereby disclaims beneficial ownership of such shares.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer
         -------------------------

         Reference is hereby made to the descriptions and discussions of the purchases and acquisitions of Common Stock and other transactions appearing elsewhere in this Amendment No. 4, which descriptions and discussions are hereby incorporated herein by reference in response to this item.

         As further inducement to Azimuth and Cadmus to make or maintain the loans to the Issuer described hereinabove, the Issuer and the Amendment No. 4 Filers entered into a Registration Rights Agreement, dated as of August 20, 2001 (the "Registrations Rights Agreement"), pursuant to which the Amendment No. 4 Filers were granted certain demand and "piggyback" registration rights covering all of the shares of Common Stock (and in certain circumstances, all of the warrants) described herein. In accordance with such registration rights, the Issuer is currently maintaining a "shelf" registration under the Securities Act of 1933, as amended, covering such shares of Common Stock (among others). The Registration Rights Agreement is filed as an Exhibit to this Amendment No. 4, and reference is hereby made to said Exhibit for a more complete description thereof.

Item 7.  Material to be Filed as Exhibits
         --------------------------------

Exhibit A --   Form of Joint Filing Agreement, dated December 18, 2001, among
               Alexander M. Milley, Robert C. Shaw, Milley Management
               Incorporated, Cadmus Corporation, Winchester National, Inc.,
               ELXSI Corporation and Azimuth Corporation (filed herewith).

Exhibit B --   Form of Registration Rights Agreement, dated as of August 20,
               2001, between Ampersand Medical Corporation, Azimuth Corporation,
               Milley Management Incorporated, Cadmus Corporation, Winchester
               National, Inc., Alexander M. Milley, and Robert C. Shaw (filed herewith).

Exhibit C --   Form of Warrant to purchase 50,000 shares of Common Stock of
               Ampersand Medical Corporation issued to Azimuth Corporation dated
               December 10, 1999 (incorporated by reference to Exhibit 4.5 to the Issuer's Annual Report on Form 10-K for the fiscal year ended
               December 31, 1999, File No. 0-935).

Exhibit D --   Form of Senior Convertible Promissory Note issued by Ampersand
               Medical Corporation to Azimuth Corporation dated December 10,
               1999 (incorporated by reference to Exhibit 10.17 to the Issuer's
               Annual Report on Form 10-K for the fiscal year ended December 31, 1999, File No. 0-935).

Exhibit E --   Form of Warrant to purchase 50,000 shares of Common Stock of
               Ampersand Medical Corporation issued to Azimuth Corporation dated
               December 1, 2000 (incorporated by reference to Exhibit 4.17 to the Issuer's Annual Report on Form 10-K for the fiscal year ended
               December 31, 2000, File No. 0-935).

Exhibit F --   Form of Warrant to purchase 25,000 shares of Common Stock of
               Ampersand Medical Corporation issued to Azimuth Corporation dated
               August 17, 2001 (incorporated by reference to Exhibit 4.26 to the
               Issuer's Registration Statement on Form S-4, Regis. No.
               333-61666).

Exhibit G --   Form of Warrant to purchase 100,000 shares of Common Stock of
               Ampersand Medical Corporation issued to Azimuth Corporation dated
               December 8, 2000 (incorporated by reference to Exhibit 4.18 to the Issuer's Annual Report on Form 10-K for the fiscal year ended
               December 31, 2000, File No. 0-935).

Exhibit H --   Form of Warrant to purchase 1,000,000 shares of Common Stock of
               Ampersand Medical Corporation issued to Azimuth Corporation dated
               August 17, 2001 (incorporated by reference to Exhibit 4.19 to the
               Issuer's Annual Report on Form 10-K for the fiscal year ended
               December 31, 2000, File No. 0-935).

Exhibit I --   Form of Warrant to purchase 250,000 shares of Common Stock of
               Ampersand Medical Corporation issued to Cadmus Corporation dated
               August 6, 2001 (incorporated by reference to Exhibit 4.23 to the
               Issuer's Registration Statement on Form S-4, Regis. No.
               333-61666).

Exhibit J--    Form of Warrant to purchase 500,000 shares of Common Stock of
               Ampersand Medical Corporation issued to Azimuth Corporation
               (incorporated by reference to Exhibit 4.25 to the Issuer's
               Registration Statement on Form S-4, Regis. No. 333-61666).

Exhibit K --   Form of Warrant to purchase 250,000 shares of Common Stock of
               Ampersand Medical Corporation issued to Azimuth Corporation dated
               August 17, 2001 (incorporated by reference to Exhibit 4.24 to the
               Issuer's Registration Statement on Form S-4, Regis. No.
               333-61666).

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 18, 2001


/s/ ALEXANDER M. MILLEY                          /s/ ROBERT C. SHAW
-----------------------------------              -------------------------------
Alexander M. Milley, individually                Robert C. Shaw, individually



MILLEY MANAGEMENT INCORPORATED                   CADMUS CORPORATION


By:/s/ ALEXANDER M. MILLEY                       By:/s/ ALEXANDER M. MILLEY
   --------------------------------                 ----------------------------
   Alexander M. Milley                              Alexander M. Milley
   President                                        President



WINCHESTER NATIONAL, INC.                        ELXSI CORPORATION


By:/s/ ALEXANDER M. MILLEY                       By:/s/ ALEXANDER M. MILLEY
   --------------------------------                 ----------------------------
   Alexander M. Milley                              Alexander M. Milley
   President                                        President



AZIMUTH CORPORATION


By:/s/ ALEXANDER M. MILLEY
   --------------------------------
   Alexander M. Milley
   President

                                  EXHIBIT INDEX


  Exhibit                            Document                               Page
  -------          ------------------------------------------------         ----

Exhibit A --       Form of Joint Filing Agreement, dated December             19
                   18, 1998, among Alexander M. Milley, Robert C.
                   Shaw, Milley Management Incorporated, Cadmus
                   Corporation, Winchester National, Inc., ELXSI
                   Corporation and Azimuth Corporation (filed herewith).

Exhibit B --       Form of Registration Rights Agreement, dated as            20
                   of August 20, 2001, between Ampersand Medical
                   Corporation, Azimuth Corporation, Milley
                   Management, Inc., Cadmus Corporation, Winchester
                   National, Inc., Alexander M. Milley, and Robert
                   C. Shaw (filed herewith).

Exhibit C --       Form of Warrant to purchase 50,000 shares of
                   Common Stock of Ampersand Medical Corporation issued to Azimuth Corporation dated December 10,
                   1999 (incorporated by reference to Exhibit 4.5 to the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 1999, File No.
                   0-935).

Exhibit D --       Form of Senior Convertible Promissory Note issued
                   by Ampersand Medical Corporation to Azimuth
                   Corporation dated December 10, 1999 (incorporated by reference to Exhibit 10.17 to the Issuer's
                   Annual Report on Form 10-K for the fiscal year ended December 31, 1999, File No. 0-935).

Exhibit E --       Form of Warrant to purchase 50,000 shares of
                   Common Stock of Ampersand Medical Corporation issued to Azimuth Corporation dated December 1,
                   2000 (incorporated by reference to Exhibit 4.17 to the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2000, File No.
                   0-935).

Exhibit F --       Form of Warrant to purchase 25,000 shares of
                   Common Stock of Ampersand Medical Corporation issued to Azimuth Corporation dated August 17,
                   2001 (incorporated by reference to Exhibit 4.26 to the Issuer's Registration Statement on Form
                   S-4, Regis. No. 333-61666).

Exhibit G --       Form of Warrant to purchase 100,000 shares of
                   Common Stock of Ampersand Medical Corporation issued to Azimuth Corporation dated December 8,
                   2000 (incorporated by reference to Exhibit 4.18 to the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2000, File No.
                   0-935).

Exhibit H --       Form of Warrant to purchase 1,000,000 shares of
                   Common Stock of Ampersand Medical Corporation issued to Azimuth Corporation dated August 17,
                   2001 (incorporated by reference to Exhibit 4.19 to the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2000, File No.
                   0-935).

Exhibit I --       Form of Warrant to purchase 250,000 shares of
                   Common Stock of Ampersand Medical Corporation issued to Cadmus Corporation dated August 6, 2001
                   (incorporated by reference to Exhibit 4.23 to the Issuer's Registration Statement on Form S-4,
                   Regis. No. 333-61666).

Exhibit J--        Form of Warrant to purchase 500,000 shares of
                   Common Stock of Ampersand Medical Corporation issued to Azimuth Corporation (incorporated by reference to Exhibit 4.25 to the Issuer's
                   Registration Statement on Form S-4, Regis. No.
                   333-61666).

Exhibit K --       Form of Warrant to purchase 250,000 shares of
                   Common Stock of Ampersand Medical Corporation issued to Azimuth Corporation dated August 17,
                   2001 (incorporated by reference to Exhibit 4.24 to the Issuer's Registration Statement on Form
                   S-4, Regis. No. 333-61666).

                                                                       Exhibit A
                                                                       ---------


                               Form of
                       JOINT FILING AGREEMENT

         In accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned parties hereby agree that the Amendment No. 4 of even date herewith to the Statement on
Schedule 13D dated December 18, 2001 (as previously amended) with respect to Molecular Diagnostics, Inc. is filed on behalf of each of the undersigned parties, and that any further amendments thereto executed by any of the undersigned parties shall be filed on behalf of such of those parties who shall have executed the same.

Dated: December 18, 2001



/s/ ALEXANDER M. MILLEY                          /s/ ROBERT C. SHAW
-----------------------------------              -------------------------------
Alexander M. Milley, individually                Robert C. Shaw, individually



MILLEY MANAGEMENT INCORPORATED                   CADMUS CORPORATION


By:/s/ ALEXANDER M. MILLEY                       By:/s/ ALEXANDER M. MILLEY
   --------------------------------                 ----------------------------
   Alexander M. Milley                              Alexander M. Milley
   President                                        President



WINCHESTER NATIONAL, INC.                        ELXSI CORPORATION


By:/s/ ALEXANDER M. MILLEY                       By:/s/ ALEXANDER M. MILLEY
   --------------------------------                 ----------------------------
   Alexander M. Milley                              Alexander M. Milley
   President                                        President



AZIMUTH CORPORATION


By:/s/ ALEXANDER M. MILLEY
   --------------------------------
   Alexander M. Milley
   President

                                                                       Exhibit B
                                                                       ---------

                                     Form of
                          REGISTRATION RIGHTS AGREEMENT

         THIS REGISTRATION RIGHTS AGREEMENT (as the same may be modified, amended, supplemented and/or restated from time to time, this "Agreement"), dated as of August 20, 2001 (the "Agreement Date"), is by and between AMPERSAND MEDICAL CORPORATION, a Delaware corporation (the "Company"), on the one hand, and (2) on the other hand: (i) AZIMUTH CORPORATION, a Delaware corporation ("Azimuth"), (ii) MILLEY MANAGEMENT, INC., a Delaware corporation ("MMI"), (iii) CADMUS CORPORATION, a Massachusetts corporation ("Cadmus"), (iv) WINCHESTER NATIONAL, INC., a Delaware corporation ("Winchester"), (v) ALEXANDER M. MILLEY ("AMilley"), (vi) ROBERT C. SHAW ("RShaw"; and MMI, Azimuth, Cadmus, Winchester, AMilley and RShaw, collectively, the "Original Holders"), and (vi) the direct and indirect transferees of any of the Original Holders that have joined in this Agreement after the Agreement Date pursuant to Section 7.4(b) hereof (each, an "Other Holder").

         The Company and each Original Holder have agreed, in connection with the placement of certain Outstanding Shares and Warrants, to the registration rights as hereinafter provided.

         NOW, THEREFORE, in consideration of the premises and of the mutual covenants and undertakings herein contained and of each and every act performed or to be performed hereunder, the Company and the Holders hereby agree as follows:

                         ARTICLE 1: CERTAIN DEFINITIONS

         1.1 Definitions. For purposes of this Agreement, the following terms shall have the meanings provided below:

               "Common Stock" means and includes Common Stock, par value $.001 per share, of the Company as constituted on the Agreement Date, and shall also include capital stock of the Company of any other class (regardless of how denominated) issued to the holders of shares of Common Stock upon any reclassification thereof which is also not preferred as to dividends or assets over any other class of stock of the Company (or any successor Person to the Company).

               "Demand Registration" means a registration of Registrable Securities made or to be made by the Company in satisfaction of a Demand Request (as defined in Section 2.1 hereof).

               "Demanding Holders", with respect to any Demand Registration, means the Demand Requesting Holders (as defined in Section 2.1 hereof) who have requested that the Company effect such Demand Registration and the Remaining Holders (as defined in Section 2.2 hereof) who have requested that the Company include Registrable Securities held by such Remaining Holders in such Demand Registration.

               "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder adopted by the SEC.

               "Holder" means and includes each Original Holder and each Other Holder who at the time of determination holds any Registrable Securities, Options and/or Warrants; and for purposes of this Agreement (without limitation): (i) a Holder of Options or Warrants shall be deemed also to be the "Holder" of the Underlying Shares issuable thereunder, and (ii) such Underlying Shares shall be deemed to be held by such Holder.

               "Minimum Demand Number" means 1,000,000 Registrable Securities, as adjusted for any stock splits, stock dividends, recapitalizations, reclassifications or like actions occurring after the Agreement Date.

               "Options" means and includes the following outstanding options to purchase number of purchase shares of Common Stock granted by the Company and held by the following Original Holders: (i) 70,000 options held by AMilley; and
(ii) 70,000 options held by RShaw.

               "Outstanding Shares" means and includes the following outstanding shares of Common Stock held by the following Original Holders on the Agreement
Date: (i) 506,250 shares held by Azimuth; (ii) 503,333 shares held by MMI; (iii) 1,489,667 shares held by Cadmus; (iv) 148,655 shares held by Winchester; (v) 406,486 shares held by AMilley; and (vi) 500,417 shares held by RShaw.

               "Person" mean and includes any individual, sole proprietorship, partnership, joint venture, trust, limited liability company, corporation, institution, public benefit corporation, entity or government (whether federal, state, county, city, municipal or otherwise, including, without limitation, any instrumentality, division, agency, body or department thereof).

               "Piggyback Registration" means a registration of securities of the Company in which Registrable Securities have been or are to be included in satisfaction of a Piggyback Request (as defined in Section 3.1 hereof).

               "Present Registration Statement" means the Registration Statement on Form S-2 initially filed by the Company on July 17, 2001 (Registration No. 333-652450).

               "Registrable Securities" means and includes the: (i) Outstanding Shares, (ii) the Underlying Shares, any shares of Common Stock issued as (or issuable upon the conversion or exercise of any warrant, right or other security that is issued as) a dividend or other distribution with respect to, or in exchange for, or in replacement of, any if the Outstanding Shares or Underlying Shares, and (iii) in the event that any of the Warrants are being sold to an investment banking or similar firm as part of a plan of distribution of the Underlying Shares underlying the same, such Warrants; provided, however, that the foregoing shall cease to be Registrable Securities when sold or otherwise transferred pursuant to an effective Registration Statement or to the public pursuant to Rule 144 (or any similar provision then in force) under the Securities Act.

               "Registration Statement" means a registration statement filed or to be filed by the Company under the Securities Act.

               "register", "registered," and "registration" refer to a registration effected by preparing and filing a Registration Statement in compliance with the Securities Act, and the declaration or ordering of effectiveness of such registration statement or document.

               "SEC" means the Securities and Exchange Commission.

               "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations thereunder adopted by the SEC.

               "Supplement" means a Supplement instrument in the form of
Schedule 1 hereto.

               "Underlying Shares" means shares of Common Stock issued or issuable upon exercise of any Options or Warrants, and any other shares of Common Stock.

               "Warrants" means and includes: (i) that certain Stock Purchase Warrant of the Company dated December 10, 1999 (No. AC-1) exercisable for (at the issue date thereof) 50,000 shares of Common Stock at the lesser of $.33 per share or 85% of the closing price of the Common Stock on December 10, 1999 (i.e., $.33 per share) originally issued to Azimuth; (ii) that certain Warrant to Purchase Shares of Common Stock of the Company dated December 1, 2000 (No. 2-A.C.) exercisable for (at the issue date thereof) 50,000 shares of Common Stock at $.937 per share originally issued to Azimuth; (iii) that certain Warrant to Purchase Shares of Common Stock of the Company dated December 8, 2000 (No. 3-A.C.) exercisable for (at the issue date thereof) 1,000,000 shares of Common Stock at $1.25 per share originally issued to Azimuth; (iv) that certain Warrant to Purchase Common Stock of the Company dated August 17, 2001 (No. 4 AC) exercisable for (at the issue date thereof) 1,000,000 shares of Common Stock at $0.25 per share originally issued to Azimuth; (v) that certain Warrant to Purchase Common Stock of the Company dated August 17, 2001 (No. 5 AC) exercisable for (at the issue date thereof) 500,000 shares of Common Stock at $1.00 per share originally issued to Azimuth; (vi) that certain Warrant to Purchase Common Stock of the Company dated August 17, 2001 (No. 6 CC) exercisable for (at the issue date thereof) 250,000 shares of Common Stock at $1.00 per share originally issued to Cadmus; (vii) that certain Warrant to Purchase Common Stock of the Company dated August 17, 2001 (No. 7 AC) exercisable for (at the issue date thereof) 250,000 shares of Common Stock at $1.00 per share originally issued to Azimuth; (viii) that certain Warrant to Purchase Common Stock of the Company dated August 17, 2001 (No. 8 AC) exercisable for (at the issue date thereof) 25,000 shares of Common Stock at $0.01 per share originally issued to Azimuth, and (ix) all warrants issued upon any division, transfer, exchange or combination of any of the foregoing Warrants.

                         ARTICLE 2: DEMAND REGISTRATIONS

         2.1   Demand Rights. Subject to the limitations set forth in this
Article 2, at any time after April 1, 2002 Holders of not less than the Minimum Demand Number ("Demand Requesting Holders") may deliver a written notice to the Company (a "Demand Request"), requesting that the Company register Registrable Securities held by such Demand Requesting Holders. Each Demand Request shall state (i) the name or names of the Demand Requesting Holders, (ii) with respect to each Demand Requesting Holder, the number of Registrable Securities that such Demand Requesting Holder seeks to register pursuant to such Demand Request, and
(iii) the intended manner of offering and plan of distribution of such Registrable Securities and whether, because such offering and distribution is to be made into the market from time to time as, when and if determined by the Demand Requesting Holders, such Holders demand that such registration be a "shelf" registration pursuant to Rule 415 under the Securities Act (a "Shelf Registration").

         2.2 Demand Right Procedures. (a) Within ten (10) business days after the receipt by the Company of a Demand Request, the Company shall deliver a written notice thereof (a "Demand Request Notice") to each Holder that is not a Demand Requesting Holder (the "Remaining Holders"). The Demand Request Notice shall state that the Company has received a Demand Request pursuant to this Agreement and shall offer to include, in any Registration Statement filed by the Company in connection with such Demand Request, all or part of the Registrable Securities held by the Remaining Holders.

               (b) During the fifteen (15) day period following delivery of a Demand Request Notice with respect to any Demand Request, each Remaining Holder may deliver a written notice to the Company (an "Additional Registration Request") requesting that the Company include, in any Registration Statement filed by the Company in connection with such Demand Request, Registrable Securities held by such Remaining Holder. An Additional Registration Request delivered by a Remaining Holder shall state (i) the name or names of the Remaining Holders, (ii) with respect to each Remaining Holder, the number of Registrable Securities that such Remaining Holder seeks to register pursuant to such Additional Registration Request, and (iii) the intended manner of offering of such Registrable Securities.

               (c) Subject to the limitations set forth in this Article 2, the Company shall include in any Demand Registration (i) all Registrable Securities that the Demand Requesting Holders have requested that the Company register in such Demand Registration, as set forth in the applicable Demand Request, and (ii) all Registrable Securities that the Remaining Holders have requested that the Company register in such Demand Registration, as set forth in the applicable Additional Registration Requests (the aggregate number of such Registrable Securities being referred to herein as the "Demand Request Number").

         2.3 Limitations on Demand Rights. (a) The Holders of Registrable Securities shall be entitled to a maximum of two registrations under this
Article 2.

               (b)    Notwithstanding anything to the contrary set forth in this
Article 2: (i) the Company shall not be obligated to honor a Demand Request at any time from and after the date on which it has filed a Registration Statement with the SEC in connection with a bona fide public offering through and until ninety (90) days after such Registration Statement is declared effective by the Commission or its abandonment, whichever shall occur first; and (ii) the Company shall have the right to postpone the filing or effectiveness of any Registration Statement filed or to be filed in connection with a Demand Registration for a reasonable period of time (not to exceed ninety (90) days) if at the time the Company receives the Demand Request with respect to such Demand Registration the Company shall have furnished to the Demanding Holders a certificate signed by the president or chief financial officer of the Company stating either (x) the Company is conducting or is about to conduct a primary offering of the Company's securities and the Company is advised by its investment banker in writing that such offering would be adversely affected by such Demand Registration (provided that the Holders are entitled to include Registered Securities under Article 3 hereof) or (y) the Board of Directors of the Company has determined in good faith that the offering of Registrable Securities pursuant to such Demand Registration will interfere with any financing, merger, acquisition, sale of assets, recapitalization or other material transaction involving the Company or any of its subsidiaries. If any Demand Registration is postponed pursuant to this Section 2.3(b), a majority in interest of the Demand Requesting Holders who have requested that the Company effect such Demand Registration may withdraw such request by written notice delivered to the Company, in which case such Demand Registration shall not count as a Demand Registration and the Registration Period shall be automatically extended by a period of time equal to the period of such postponement. The Company may not utilize the rights provided for in this Section 2.3(b) more than once in any twelve-month period.

               (c) The Company shall not be deemed to have effected a Demand Registration unless and until the Registration Statement filed with the SEC in connection with such Demand Registration has been declared effective under the Securities Act and has remained in effect until the earlier of (i) the completion of the distribution of all Registrable Securities registered thereby and (ii) the expiration of the ninety (90) day period, or in the case of a Shelf Registration the twenty-four (24) month period, commencing upon the effective date of such Registration Statement.

               (d) The Company shall abandon any Demand Registration prior to the effectiveness of such Demand Registration if all Demanding Holders registering Registrable Securities pursuant to such Demand Registration request in writing that the Company abandon such Demand Registration. Any Demand Registration abandoned by the Company pursuant to this Section 2.3(d) shall be counted as a Demand Registration for purposes of this Agreement notwithstanding such abandonment, unless all expenses incurred by the Company in connection with such Demand Registration are paid in full by the Demanding Holders within thirty
(30) days of a request therefor by the Company.

               (e) Neither the Company nor any other holder of securities of the Company (other than Holders) may include shares in a Demand Registration without the consent of the Holders holding a majority of the Registrable Securities sought to be included in such Demand Registration unless the managing underwriter or underwriters, if any, of such offering shall have advised each Holder participating in such offering in writing that the inclusion of such other securities would not (i) limit the number of Registrable Securities sought to be included by the Holders and (ii) reduce the offering price thereof.

         2.4 Manner of Offering. All offerings of Registrable Securities pursuant to a Demand Registration shall be made pursuant to a prescribed plan of distribution reasonably satisfactory to the Demand Requesting Holders and the Company.

         2.5 Priorities. In the event that the managing underwriter or underwriters of a Demand Registration (or the Company, in the case of a Demand Registration that is not being underwritten) shall determine that the amount of securities of the Company (including Registrable Securities) to be included in such Demand Registration exceeds the maximum amount of securities (the "Maximum Demand Amount") that could be included in such registration without materially and adversely affecting the price at which such securities are to be sold or the marketing of the offering thereof, the Company shall include in such Demand Registration the Maximum Demand Amount of such securities in accordance with the following order of priority:

                      (i) first, the Registrable Securities requested to be registered by the Demand Requesting Holders, pro rata, to the extent of the Maximum Demand Amount;

                      (ii) second, to the extent that the number of Registrable Securities requested to be registered by the Demand Requesting Holders does not exceed the Maximum Demand Amount, the Remaining Holders who are Demanding Holders, pro rata, to the extent of the Maximum Demand Amount; and

                      (iii) third, to the extent that the number of Registrable Securities requested to be registered by the Demand Requesting Holders and such other Demanding Holders does not exceed the Maximum Demand Amount and the Company and/or other holders of securities of the Company (other than Holders) are entitled to include such other securities under Section 2.3(e), the remaining securities requested to be registered by the Company and/or such other holders shall be allocated in such manner as the Company and/or such other holders may determine.

                       ARTICLE 3: PIGGYBANK REGISTRATIONS

         3.1 Piggyback Rights. (a) If at any time after the Agreement Date the Company proposes to register shares of Common Stock under the Securities Act (other than on a Registration Statement (x) on Form S-4 or S-8, or any form substituting therefor, (y) filed in connection with a tender or exchange offer or a asset or business acquisition, or (z) relating to any compensatory plan, agreement or arrangement), whether for its own account or the account of other holders (other than Holders) of Common Stock, the Company shall deliver a written notice thereof (a "Piggyback Notice") to each Holder not less than thirty (30) days prior to the date when such Registration Statement is to be filed with the SEC. During the ten (10) day period following delivery of a Piggyback Notice, each Holder may deliver a written notice to the Company (a "Piggyback Request") requesting that the Company include in such Registration Statement Registrable Securities held by such Holder and stating (i) the name or names of the requesting Holders, (ii) with respect to each requesting Holder, the number of Registrable Securities that such Holder seeks to register pursuant to such Piggyback Request, and (iii) the intended manner of offering of such Registrable Securities. Subject to the limitations set forth in this Article 3, the Company shall include in any Piggyback Registration all Registrable Securities that the Holders have requested that the Company register as set forth in Piggyback Requests delivered by such Holders in connection with such Piggyback Registration.

               (b)    Notwithstanding anything to the contrary set forth herein:
(i) unless and to the extent that any Holder shall advise the Company to the contrary with respect to such Holder's Registrable Securities, the Company shall include all Holders' Registrable Securities in the Present Registration Statement, and (ii) any actual or prospective registration of Registrable Securities thereunder shall be deemed to be an actual or prospective Piggyback Registration (and not a Demand Registration) for all purposes hereunder.

         3.2 Underwritten Offerings. If any Piggyback Registration shall be underwritten in whole or in part, the Company shall have the right to require that the Registrable Securities requested for inclusion therein pursuant to this
Article 3 be included in the underwriting on the same terms and conditions as the securities otherwise being sold through the underwriters.

         3.3 Priorities. In the event that the managing underwriter or underwriters of a Piggyback Registration (or the Company, in the case of a Piggyback Registration that is not being underwritten) shall determine that the amount of securities of the Company (including Registrable Securities) to be included in such Piggyback Registration exceeds the maximum amount of securities (the "Maximum Piggyback Amount") that could be included in such registration without materially and adversely affecting the price at which such securities could be sold or otherwise materially adversely affecting the market for the Company's securities, the Company shall include in such Piggyback Registration the Maximum Piggyback Amount of such securities (including Registrable Securities) in accordance with the following order of priority:

                      (i) first, if such offering is made pursuant to the exercise of demand registration rights (other than those granted to Holders), the securities requested to be included in such offering by the Persons exercising such demand registration rights;

                      (ii) second, the securities the Company proposes to sell for its own account; and

                      (iii) third, provided that the aggregate number of securities to be included pursuant to clauses (a) and (b) of this Section 3.3 is less than the Maximum Piggyback Amount, the remaining securities (including Registrable Securities) requested to be registered by the Holders thereof, on a pro rata basis among the Holders and the holders of such other securities according to the number of Registrable Securities or other securities requested to be included by such Holders and holders.

         3.4 Delay and Withdrawal of Piggyback Registrations. Notwithstanding anything in this Article 3 to the contrary, the Company may, in its sole discretion, delay the effectiveness of or abandon any Piggyback Registration.

                       ARTICLE 4: REGISTRATION PROCEDURES

         4.1 (a) Whenever Holders shall request the registration of any Registrable Securities pursuant to any Demand Registration or Piggyback Registration (and in connection with the Present Registration Statement), the Company will use its best efforts (subject to Sections 2.3(b), 2.5, 3.3 and 3.4 hereof) to effect the registration of such Registrable Securities in accordance with the intended method of disposition thereof as soon as practicable.

               (b) In connection with any Demand Registration, the Company will prepare and file with the SEC, within ninety (90) days after receiving the relevant Demand Request, a Registration Statement with respect to the Registrable Securities to be included in such Demand Registration on Form S-3 (if the Company is then eligible to use such form), or any similar short-form registration adopted by the SEC for which the Company may then be eligible and is appropriate for such Registrable Securities.

               (c) The Company will use its best efforts prior to filing any Registration Statement or prospectus or any amendments or supplements thereto (including any documents incorporated by reference in any Registration Statement after the initial filing of such Registration Statement) in which Registrable Securities are included pursuant to this Agreement to furnish to counsel for any managing underwriter of any underwritten public offering of Registrable Securities and, whether or not the Registration Statement relates to an underwritten public offering, to counsel engaged by the Holders of a majority in interest of the Registrable Securities included in such Registration Statement, copies of all such documents proposed to be filed with the SEC, which documents shall be subject to the reasonable review of such counsels, and, if requested by such counsels, the insertion of material which in their judgment should be included therein (subject, however, to the reasonable approval of counsel to the Company). Notwithstanding the foregoing, in the case of periodic reports of the Company which are incorporated by reference into any Registration Statement in which Registrable Securities are included pursuant to this Agreement after the effective date of such Registration Statement, the Company shall only be required to furnish such periodic reports to counsel engaged by the Holders of a majority in interest of the Registrable Securities included in such Registration Statement, if any, concurrently with the filing of such periodic reports.

               (d) The Company will notify each Holder of the Registrable Securities included in any Registration Statement pursuant to this Agreement of any stop order issued or, to the knowledge of the Company, threatened by the SEC in connection with such Registration Statement and will take all reasonable actions required to prevent the entry of such stop order or to remove it if entered.

               (e) The Company shall prepare and file with the SEC such amendments and post-effective amendments to any Registration Statement filed pursuant to a Demand Registration and amendments and supplements to the prospectus issued in connection therewith, as may be necessary to keep such Registration Statement effective for the periods set forth in Section 2.3(c) hereof.

               (f) The Company shall furnish to the counsel engaged by the Holders of a majority in interest of the Registrable Securities included in any Registration Statement pursuant to this Agreement and the underwriter or underwriters and each Holder of Registrable Securities included in such Registration Statement such number of copies of the Registration Statement, including exhibits, and each post-effective amendment thereto, and the prospectus (including each preliminary prospectus) and any amendments or supplements thereto, and any documents incorporated by reference in such Registration Statement, as such counsel, underwriter or Holder may reasonably request in order to facilitate the disposition of the Registrable Securities being sold and to satisfy the prospectus delivery requirements of the Securities Act.

               (g) The Company shall notify each Holder of Registrable Securities that are included in any Registration Statement pursuant to this Agreement, at any time when a prospectus relating to such Registrable Securities is required to be delivered under the Securities Act, of the happening of any event which causes such prospectus as then in effect to contain an untrue statement of a material fact or to omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, and, if necessary in the reasonable judgment of counsel for the Company, the Company will promptly prepare a supplement or amendment to such prospectus so that as thereafter delivered to the purchasers of such Registrable Securities, such prospectus will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein not misleading.

               (h) Each Holder, upon receipt of any notice of the happening of any event of the kind described in Section 4.1(g) hereof, will immediately discontinue disposition of the Registrable Securities to which the applicable prospectus relates until such Holder's receipt of the copies of the supplemented or amended prospectus contemplated by Section 4.1(g) hereof or until such Holder is advised in writing by the

Company that the use of the prospectus may be resumed, and, if so directed by the Company, such Holder will, or will request the managing underwriter or underwriters (if any) to, deliver to the Company all copies, other than permanent file copies then in such Holder's possession, of the prospectus covering such Registrable Securities current at the time of receipt of such notice.

               (i) If requested by the managing underwriter or underwriters of any registration or by any Holder of the Registrable Securities included in any Registration Statement, the Company shall, subject to the approval of counsel to the Company in its reasonable judgment, promptly incorporate in a prospectus supplement or post-effective amendment such information as such managing underwriter or underwriters or such Holder reasonably shall furnish to the Company in writing and request to be included therein, including, without limitation, with respect to the number of Registrable Securities being sold by such Holder to such underwriter or underwriters, the purchase price being paid therefor by such underwriter or underwriters and with respect to any other terms of the underwritten offering of the Registrable Securities to be sold in such offering; and make all required filings of such prospectus supplement or post-effective amendment as soon as possible after being notified of the matters to be incorporated in such prospectus supplement or post-effective amendment.

               (j) The Company shall use its best efforts to register or qualify the Registrable Securities covered by any Registration Statement pursuant to this Agreement for offer and sale under the securities or blue sky laws of each state and other jurisdiction of the United States as any Holder of such Registrable Securities or underwriter reasonably requests in writing, and to do any and all other acts or things necessary or advisable to enable the disposition in all such jurisdictions of the Registrable Securities covered by such Registration Statement, provided that the Company will not be required to qualify generally to do business (or subject itself to taxation) in any jurisdiction where it is not then so qualified (or subject) or to take any action which would subject it to general service of process in any such jurisdiction where it is not then so subject.

               (k) The Company shall cooperate with the Holders of the Registrable Securities covered by any Registration Statement pursuant to this Agreement and the managing underwriter or underwriters, if any, to facilitate the timely preparation and delivery of certificates representing Registrable Securities to be sold under such Registration Statement, in such denominations and registered in such names as the managing underwriter or underwriters, if any, or such Holders may request.

               (l) Prior to the effectiveness of any Registration Statement filed pursuant to a Demand Registration or Piggyback Registration, the Company and the Holders of Registrable Securities covered thereby shall enter into such customary agreements (including, if such Registration Statement relates to an underwritten offering, an underwriting agreement as provided in Section 4.1(n) hereof) and take all such other customary actions in connection therewith in order to expedite or facilitate the disposition of such Registrable Securities; and in such connection, if the registration is in connection with an underwritten offering: (i) make such representations and warranties to the underwriters in such form, substance and scope as are customarily made by issuers to underwriters in underwritten offering and confirm the same if and when requested; (ii) obtain opinions of counsel to the Company and updates thereof (which counsel and opinions in form, scope and substance shall be reasonably satisfactory to the underwriters) addressed to the underwriters covering the matters of the type customarily covered in opinions requested in underwritten offerings and such other matters as may be reasonably requested by such underwriters; (iii) obtain "cold comfort" letters and updates thereof from the Company's accountants addressed to the underwriters, such letters to be in customary form and covering matters of the type customarily covered in "cold comfort" letters by underwriters in connection with underwritten offerings; and
(iv) deliver such documents and certificates as may be reasonably requested by the underwriters to evidence compliance with clause (i) above and with any customary conditions contained in the underwriting agreement or other agreement entered into by the

Company; the above shall be done at each closing under such underwriting or similar agreement or as and to the extent required hereunder.

               (m) The Company may require each Holder of Registrable Securities as to which any registration is being effected pursuant to this Agreement to furnish to the Company such information regarding such Holder and such Holder's intended method of distribution of such Registrable Securities as the Company may from time to time reasonably request in writing. Each such Holder agrees: (i) to notify the Company as promptly as practicable of any inaccuracy or change in information previously furnished by such Holder to the Company or of the occurrence of any event, in either case, as a result of which any prospectus relating to such registration contains or would contain an untrue statement of a material fact regarding such Holder or such Holder's intended method of distribution of such Registrable Securities or omits or would omit to state any material fact regarding such Holder or such Holder's intended method of distribution of such Registrable Securities required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing, and (ii) promptly to furnish to the Company any additional information required to correct and update any previously furnished information or required so that such prospectus shall not contain, with respect to such Holder or the distribution of such Registrable Securities, an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing.

               (n) Each Holder participating in any offering agrees: (i) to sell its Registrable Securities on the basis provided in any underwriting arrangements (x) approved by the Company in its sole discretion, in the case of a Piggyback Registration, or (y) approved by the Holders of a majority in interest of such Registrable Securities and reasonably satisfactory to the Company, in the case of a Demand Registration, and (ii) to complete and execute all questionnaires, powers of attorney, custody agreements, indemnities, underwriting agreements and other documents consistent with the terms of this Agreement and reasonably required under the terms of such underwriting arrangements.

         4.2 "Market Stand-Off" Agreement. If and to the extent requested in writing by the managing underwriter or underwriters for any registration of Common Stock of the Company (or the Company, in the case of any registration that is not being underwritten), each Holder agrees not to sell or otherwise transfer or dispose of any Registrable Securities (excluding (i) sales or other transfers or dispositions pursuant to such registration, and (ii) private sales or other transfers or dispositions to other Holders and/or affiliates thereof) for such period of time following the effective date of such registration so requested, not to exceed one hundred twenty (120) days. In order to enforce the foregoing covenant, the Company may impose "stop transfer" instructions with respect to the relevant Registrable Securities of each Holders (and the shares or other securities or every other Person subject to the foregoing restriction) until the end of such period.

                               ARTICLE 5: EXPENSES

         5.1   Expenses Borne by the Company. Except as otherwise provided in
Section 5.2 hereof, the Company will bear the following fees, costs and expenses with respect to any Demand Registration or Piggyback Registration hereunder: (i) all SEC and National Association of Securities Dealers, Inc. and Nasdaq Stock Market registration, filing and listing fees and expenses; (ii) all fees, costs and expenses of compliance with state securities or blue sky laws; (iii) all costs and expenses related to the preparation, printing, distribution and reproduction of Registration Statements required to be filed in connection with such Demand Registration or Piggyback Registration (as the case may be), the prospectuses included therein or prepared for distribution pursuant thereto and any amendments or supplements to the foregoing; (iv) all messenger and delivery costs and expenses and internal costs and expenses, including, without limitation, all salaries and expenses of the Company's officers and employees performing legal or accounting duties; (v) the fees and disbursements of counsel and independent certified public accountants for the Company; and (vi) in the case of a Piggyback Registration initiated by the Company, the fees and disbursements of counsel to the underwriters.

         5.2 Expenses Borne by the Holders. The Holders of Registrable Securities included in any Demand Registration or Piggyback Registration hereunder shall bear the following fees, costs and expenses with respect thereto: (i) all fees and disbursements of counsel and accountants for such Holders; (ii) all underwriting discounts and commissions attributable to the offer or sale of such Registrable Securities; and (iii) all transfer taxes relating to such Registrable Securities.

                           ARTICLE 6: INDEMNIFICATION

         6.1 Indemnification by the Company. The Company agrees to indemnify, protect and hold harmless each Holder of the Registrable Securities to be included in any registration pursuant to this Agreement, any underwriter and each Person who "controls" such Holder or underwriter (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act), from and against any losses, claims, damages, liabilities and expenses to which any of the foregoing Persons may become subject, under the Securities Act or otherwise, insofar as such losses, claims, damages, liabilities and expenses arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in any Registration Statement under which such Registrable Securities were registered under the Securities Act, or any preliminary, final or summary prospectus contained therein, or any amendment or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in light of the circumstances under which they were made) not misleading, except to the extent that any such loss, claim, damage, liability or expense arises out of or are based upon any information which any such Holder, underwriter or controlling Person furnished to the Company expressly for use therein or by any such Holder's, underwriter's or controlling Person's failure to deliver a copy of the Registration Statement or prospectus or any amendments or supplements thereto after the Company has furnished such Holder, underwriter or controlling Person with a sufficient number of copies of the same.

         6.2 Indemnification by Holders of Registrable Securities. In connection with any registration pursuant to this Agreement in which a Holder of Registrable Securities is participating, such Holder agrees, severally and not jointly, to indemnify, protect and hold harmless the Company, its directors and officers, any underwriter, each other Holder so participating and each Person who "controls" the Company, such underwriter or other Holder (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act), and all other Holders of Registrable Securities so participating, from and against any losses, claims, damages, liabilities and expenses to which any of the foregoing Persons may become subject, under the Securities Act or otherwise, insofar as such losses, claims, damages, liabilities and expenses arise out of or are based upon an untrue or alleged untrue statement of a material fact contained in any Registration Statement under which such Registrable Securities were registered under the Securities Act, or any preliminary, final or summary prospectus contained therein, or any amendment or supplement thereto, or arise out of or are based upon any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading, to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in reliance upon and in conformity with written information furnished by such Holder to the Company or any underwriter specifically for inclusion therein such Registration Statement; provided, however, that the obligations of each Holder shall be limited to an amount equal to the net proceeds received by such Holder upon sale of its Registrable Securities.

         6.3 Conduct of Indemnification Actions. (a) Any Person entitled to indemnification hereunder agrees to give prompt written notice to the indemnifying Person after the receipt by such indemnified Person of any written notice of the commencement of any action, suit, proceeding or investigation or threat thereof (an "Action") made in writing for which such Person may claim indemnification or contribution pursuant to this Agreement and, unless in the reasonable judgment of such indemnified Person a conflict of interest may exist between such indemnified Person and the indemnifying Person with respect to such Action, permit the indemnifying Person to assume the defense of such Action with counsel reasonably satisfactory to such indemnified Person; provided, however, that if the defendants in any Action include both the indemnified and indemnifying Persons and there is a conflict of interest which would prevent counsel for the indemnifying Person from also representing the indemnified Person, then the indemnified Person shall have the right to select separate counsel to participate in the defense of such Action on behalf of such indemnified Person. After notice from the indemnifying Person to such indemnified Person of its election so to assume the defense of an Action, the indemnifying Person shall not be liable to such indemnified Person pursuant to the provisions of Section 6.1 or 6.2 hereof for any legal fees or disbursements subsequently incurred by such indemnified Person in connection with the defense of such Action other than reasonable costs of investigation, unless (i) the indemnified Person shall have employed counsel in accordance with the proviso of the immediately preceding sentence, (ii) the indemnifying Person shall not have employed counsel reasonably satisfactory to the indemnified Person within a reasonable time after the notice of the commencement of the Action, or (ii) the indemnifying Person has expressly authorized the employment of counsel for the indemnified Person at the expense of the indemnifying Person. Notwithstanding the foregoing, however, it is understood and agreed that the indemnifying Person shall, in connection with any one Action or separate but substantially similar or related Actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the fees and disbursements of only one separate firm of attorneys (in addition to any local counsel) at any time for all indemnified Persons not having actual or potential differing interests with the other parties among themselves.

               (b) Whether or not the defense of an Action is assumed by the indemnifying Person (i) the indemnifying Person will not be subject to any liability for any settlement made without its consent (but such consent will not be unreasonably withheld or delayed), and (ii) without the consent of the indemnified Person, no indemnifying Person will consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff of a release of such indemnified Person from all liability in respect of such claim or litigation.

         6.4 Contribution. In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in this
Article 6 is for any reason held to be unenforceable although applicable in accordance with its terms, the Company and the Holders of Registrable Securities being registered, as among themselves, shall contribute to the losses, claims, damages, liabilities and expenses described herein, in such proportions so that the portion thereof for which the selling Holders shall be responsible shall be limited to the portion determined by a court or the parties to any settlement to be attributable to an untrue statement of a material fact or an omission to state a material fact in a Registration Statement, preliminary, final or summary prospectus, or amendment or supplement thereto in specific reliance upon and in conformity with information furnished to the Company by such Holders for use therein, and the Company shall be responsible for the balance, excluding any information provided to the Company by underwriters (subject to any other rights the Company may have against any other selling security holder not a Holder of Registrable Securities, the securities of which were included in such Registration Statement, preliminary, final or summary prospectus, amendment or supplement). As among themselves, the Holders of Registrable Securities selling securities in such offering shall contribute to amounts payable by other selling holders, if any, in such manner as shall give effect, to the extent permitted by law, to the provisions of this Section 6.4. Notwithstanding the provisions of this Section 6.4, no Holder shall be required to contribute any amount in excess of the amount, if any, by which the proceeds of the sales of its Registrable Securities received by such Holder exceeds the aggregate amount of any damages which such Holders otherwise would be required to pay in respect of the same or any substantially similar claim. No Person guilty of "fraudulent misrepresentation" (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

                            ARTICLE 7: MISCELLANEOUS

         7.1 Remedies. If any party to this Agreement obtains a judgment against any party hereto by reason of any breach of this Agreement or the failure of such other party to comply with the provisions hereof, a reasonable attorneys' fee as fixed by the court shall be included in such judgment. No remedy conferred upon any party to this Agreement is intended to be exclusive of any other remedy herein or by law provided or permitted, but each such remedy shall be cumulative or shall be in addition to every other remedy given hereunder or now or hereafter existing at law or in equity or by statute. Each party hereto agrees that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by it of the provisions of this Agreement and hereby agrees to waive, in any action for specific performance, the defense that a remedy at law would be adequate.

         7.2 Amendments and Waivers. Except as otherwise provided herein, the provisions of this Agreement may not be amended, modified or supplemented, and waivers of or consents to departures from the provisions hereof may not be given, except (i) in writing duly signed on behalf of the Company, in the case of amendments, modifications, supplements, waivers or consents sought to be enforced against the Company, or (b) in writing duly signed by the Holders of a majority of the Registrable Securities affected by such amendment, modification, supplement, waiver or consent, in the case of amendments, modifications, supplements, waivers or consents sought to be enforced against the Holders of Registrable Securities.

         7.3 Notices. All notices and other communications which are required or permitted to be given under this Agreement shall be in writing and shall be delivered personally or by certified mail (return receipt requested) or telecopied and addressed as follows:

               (i)    if to the Company, to:

                      Ampersand Medical Corporation
                      414 N. Orleans Street
                      Suite 305
                      Chicago, Illinois 60610
                      Telecopier No.: (312) 222-9550
                      Attention: President

               (ii)   if any Original Holder:

                      c/o Milley & Company
                      3600 Rio Vista Avenue
                      Suite A
                      Orlando, Florida 32805
                      Telecopier No.: (407) 849-0625
                      Attention: David M. Doolittle

               (iii) if to any Other Holder, to the address of such Holder as indicated in the Supplement executed by such Holder, or to such other address as any of the above shall have specified by notice hereunder. Each notice or other communication which shall be delivered personally, mailed or telecopied in the manner described above shall be deemed sufficiently given, served, sent, received or delivered for all purposes at such time as it is delivered to the addressee (with the return receipt, the delivery receipt or the affidavit of messenger being deemed conclusive, but not exclusive, evidence of such delivery) or at such time as delivery is refused by the addressee upon presentation.

         7.4 Successors and Assigns. (a) This Agreement shall inure to the benefit of and be binding upon the successors and assigns of each of the parties hereto; provided, however, (i) that no Holder shall have the right to assign or otherwise transfer (whether by operation of law or otherwise) any of the rights granted to such Holder under this Agreement, except, subject to compliance with the provisions of Section 7.4(b) hereof, for the assignment of any such rights to a transferee of Registrable Securities or Warrants, and (ii) this Agreement and the respective rights of the parties to receive performance of any obligations hereunder and to make claims in respect of breaches of their Agreement may be assigned as security to any Person or entity directly or indirectly extending credit to such Holder. Any assignment or transfer contrary to the foregoing restrictions shall be void ab initio.

               (b) Each transferee of Registrable Securities or Warrants who is not a party to this Agreement prior to the relevant transfer shall execute and deliver and who wishes to enjoy the benefits (subject to the burdens) of this Agreement shall execute and deliver to the Company a Supplement and thereby agree to be bound by the terms and provisions hereof.

         7.5 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be effective only upon delivery and thereafter shall be deemed to be an original, and all of which shall be taken to be one and the same instrument with the same effect as if each of the parties hereto had signed the same signature page. Any signature page of this Agreement may be detached from any counterpart of this Agreement without impairing the legal effect of any signature thereon and may be attached to another counterpart of this Agreement identical in form hereto and having attached to it one or more additional signature pages.

         7.6 Headings. The section and other headings contained in this Agreement are for convenience only and shall not be deemed to limit, characterize or interpret any provisions of this Agreement.

         7.7 Governing Law. This Agreement and the rights of the parties hereunder shall be construed and interpreted in accordance with the laws of the State of Illinois, without application of the rules regarding conflicts of law.

         7.8 Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement shall be unenforceable or invalid under applicable law, such provision shall be ineffective only to the extent of such unenforceability or invalidity, and the remaining provisions of this Agreement shall continue to be binding and in full force and effect so long as the essential purposes of this Agreement are not impaired.

         7.9 Entire Agreement. This Agreement contains the entire agreement between the parties hereto with respect to the subject matter hereof, and supersedes all prior agreements and understandings and arrangements, oral or written, with respect to such subject matter. Without limiting the generality of the foregoing, any registration rights granted and related provisions set forth in any of the Warrants are superseded hereby.

         IN WITNESS WHEREOF, this Agreement has been signed by each of the parties hereto as of the date first above written.

COMPANY:                                         AMPERSAND MEDICAL CORPORATION


                                                 By:
                                                    ----------------------------
                                                    Name:
                                                    Title:


ORIGINAL HOLDERS:                                AZIMUTH CORPORATION


                                                 By:
                                                    ----------------------------
                                                    Name:
                                                    Title:


MILLEY MANAGEMENT, INC.                          CADMUS CORPORATION


By:                                              By:
   -----------------------------                    ----------------------------
   Name:                                            Name:
   Title:                                           Title:


WINCHESTER NATIONAL, INC.


By:
   -----------------------------                 -------------------------------
   Name:                                            ALEXANDER M. MILLEY
   Title:


--------------------------------
ROBERT C. SHAW

                   Supplement to Registration Rights Agreement

         THIS SUPPLEMENT, dated as of _____________ , 20___, to the Registration Rights Agreement (as the same may have been, or from time to time may be, modified, amended, supplemented and/or restated (the "Agreement"), dated as of August 20, 2001, by and between (1) AMPERSAND MEDICAL CORPORATION, a Delaware corporation (the "Company"), on the one hand, and (2) on the other hand: (i) AZIMUTH CORPORATION, a Delaware corporation ("Azimuth"), (ii) MILLEY MANAGEMENT, INC., a Delaware corporation ("MMI"), (iii) CADMUS CORPORATION, a Massachusetts corporation ("Cadmus"), (iv) Winchester National, Inc., a Delaware corporation ("Winchester"), (v) ALEXANDER M. MILLEY ("AMilley"), (vi) ROBERT C. SHAW ("RShaw"; and MMI, Azimuth, Cadmus, Winchester, AMilley and RShaw, collectively, the "Original Holders"), and (vi) the direct and indirect transferees of any of the Original Holders that have joined in the Agreement after such date pursuant to Section 7.4(b) thereof (collectively with the Original Holder, the "Holders"). Capitalized terms used and not defined herein have the respective meanings ascribed to such terms under the Agreement.

         The Holders have executed the Agreement, or by Supplement agreed to be bound thereby. The undersigned is the actual or prospective transferee of one or more Holders with respect to certain Outstanding Shares, Underlying Shares and/or Warrants. The Agreement provides that any such transferee who wishes to enjoy the benefits (subject to the burdens) of the Agreement shall execute and deliver to the Company a Supplement in the form hereof, and thereby agree to be bound by the terms and provisions of the Agreement. Accordingly, in consideration of the benefits to be derived and the conditions and promises contained in the Agreement, the undersigned hereby adopts and approves the Agreement and acknowledges and agrees as follows: (1) The undersigned has read the Agreement and understands its provisions; and (2) Notices under Section 7.3 of the Agreement shall be addressed to the undersigned as follows:

                           ----------------------------------------------
                           ----------------------------------------------
                           ----------------------------------------------
                           Telecopier No.
                                         --------------------------------


         IN WITNESS WHEREOF, this Supplement to the Agreement has been executed by the undersigned as of the date first above written.



                                                 -------------------------------

                                                 [By:]
                                                      --------------------------
                                                      Name/Title:

Accepted and agreed to:

AMPERSAND MEDICAL CORPORATION


By:
   -----------------------------
     Title: